UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THE GOLDFIELD CORPORATION

(Name of Subject Company (Issuer))

FR UTILITY SERVICES MERGER SUB, INC.

(Offeror)

A direct wholly owned subsidiary of

FR UTILITY SERVICES, INC.

(Parent of Offeror)

FIRST RESERVE FUND XIV, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

381370105

(CUSIP Number of Class of Securities)

Anne E. Gold

FR Utility Services Merger Sub, Inc.

290 Harbor Drive

Stamford, CT 06902

(203) 661-6601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael T. Holick

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$173,967,738	$18,979.89

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 24,522,534 shares of common stock, par value $0.10 per share (“Shares”), of The Goldfield Corporation, a Delaware corporation (“Goldfield”) issued and outstanding multiplied by the offer price of $7.00 per share, and (ii) 330,000 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $7.00 per share. The foregoing share figures have been provided by Goldfield and are as of November 30, 2020, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $18,979.89	Filing Party: FR Utility Services Merger Sub, Inc.

Form of Registration No.: Schedule TO-T (File No. 005-31632)	Date Filed: December 1, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission on December 1, 2020 by (i) FR Utility Services, Inc., a Delaware corporation (“Parent”), (ii) FR Utility Services Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and (iii) First Reserve Fund XIV, L.P., a Cayman Islands limited partnership, or an affiliate thereof, which is the controlling stockholder of both Parent and the Purchaser. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.10 per share (“Shares”), of The Goldfield Corporation, a Delaware corporation (“Goldfield”), at a price of $7.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated December 1, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase of the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following after the final paragraph:

“Certain Litigation. On December 4, 2020, Shiva Stein, a purported stockholder of Goldfield, filed a lawsuit against Goldfield and the directors of Goldfield in the United States District Court for the District of Delaware. In the case, captioned Shiva Stein v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-01656-UNA, plaintiff alleges that the Schedule 14D-9 contains materially incomplete and misleading information, including, among other things, with respect to certain financial data and analyses underlying Stifel’s opinion, and that the failure to adequately disclose such material information constitutes a violation of Sections 14(e), 14(d) and 20(a) of the Exchange Act. The plaintiff seeks, among other things, to enjoin the Transactions or, in the alternative, rescission (or rescissory damages) if the Transactions close.

The outcome of this litigation cannot be predicted with certainty; however, Goldfield believes that this lawsuit is without merit and intends to vigorously defend against it. If additional similar complaints are filed, absent new or different allegations that are material, Parent and the Purchaser will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FR UTILITY SERVICES MERGER SUB, INC.

By	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	President
Date:	December 7, 2020

FR UTILITY SERVICES, INC.

By	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	President
Date:	December 7, 2020

FIRST RESERVE FUND XIV, L.P.

By	First Reserve GP XIV, L.P.
Its:	General Partner
By	First Reserve GP XIV Limited
Its:	General Partner

By	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	Managing Director
Date:	December 7, 2020

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 1, 2020.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Goldfield and Parent on November 24, 2020 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Goldfield filed with the Securities and Exchange Commission on November 24, 2020).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on December 1, 2020.*

(a)(1)(H)	Press Release issued by Parent on December 1, 2020.*

(b)(1)	Debt Commitment Letter, dated November 23, 2020, from Citizens Bank, N.A. and Sumitomo Mitsui Banking Corporation to Purchaser.*

(d)(1)	Agreement and Plan of Merger, dated as of November 23, 2020, by and among Goldfield, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Goldfield with the Securities and Exchange Commission on November 24, 2020).*

(d)(2)	Confidentiality Agreement, dated March 2, 2020, between Goldfield and First Reserve XIV Advisors, L.L.C.*

(d)(3)	Limited Guaranty, dated as of November 23, 2020, by First Reserve Fund XIV, L.P. in favor of Goldfield.*

(d)(4)	Equity Commitment Letter, dated November 23, 2020, from First Reserve Fund XIV, L.P. to Parent.*

(d)(5)	Exclusivity Agreement, dated November 11, 2020, among Goldfield and First Reserve XIV Advisors, L.L.C.*

(d)(6)	Tender and Support Agreement, dated November 23, 2020, by and among Parent, Purchaser and the stockholder party thereto (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Goldfield with the SEC on November 24, 2020).*

(g)	None.

(h)	None.

* Previously filed.